EXHIBIT 99.7

Algonquin Power & Utilities Corp. Announces Acquisition of Midwest Natural Gas Distribution Utility Assets

Expands Liberty Energy and Provides Synergies with Existing Utilities

OAKVILLE, ON, May 13 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Liberty Energy Utilities Co. (“Liberty Energy”), APUC’s regulated electricity and natural gas distribution utility subsidiary, has entered into an agreement with Atmos Energy Corporation (“Atmos Energy”) (NYSE: ATO) to acquire their regulated natural gas distribution utility assets (the “Utilities”) located in Missouri, Iowa, and Illinois. Total purchase price for the Utilities is approximately U.S. $124 million, subject to certain working capital and other closing adjustments. Liberty Energy expects to acquire assets for rate making purposes of approximately $112 million, representing a purchase price multiple of 1.106x.

The Utilities currently provide natural gas local distribution service to approximately 84,000 customers (57,000 in Missouri, 23,000 in Illinois, and 4,000 in Iowa). The Utilities have capable and experienced work forces and Liberty Energy intends to make offers of continuing employment to all current employees of the Utilities.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2012. Financing of the acquisitions is expected to occur simultaneously with the closing of the transaction. Liberty Energy will not be assuming any existing indebtedness with this transaction.

“The acquisition of these well maintained, high quality utility assets is consistent with our growth strategy and provides Liberty Energy a great opportunity to accretively expand its regulated utility operations in Missouri and Illinois, both States with which we are familiar through our existing utility businesses.” commented Ian Robertson, Chief Executive Officer of Algonquin Power & Utilities Corp. “We are confident in our ability to continue Atmos Energy’s history of providing reliable, safe and cost effective customer service in these territories.” he continued.

A summary fact sheet on the Utilities being acquired can be found on APUC’s web site at www.algonquinpower.com.

Algonquin Power will address questions regarding the acquisition during the conference call being held for the first quarter 2011 results at 9:00 a.m. eastern time on Friday, May 13, 2011, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, May 13, 2011

Start Time: 9:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4433621

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4433621# from May 13, 2011 until May 27, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com and www.sedar.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Ms. Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Telephone: (905) 465-4500

Web Page: www.algonquinpower.com

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 13-MAY-11